UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

Commission file number: 001-40580

Sentage Holdings Inc.

501, Platinum Tower, 233 Taicang Rd., Huangpu,

Shanghai City, the PRC

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Change of Auditor

On April 29, 2022, Sentage Holdings Inc. (the “Company”) appointed Enrome LLP (“Enrome”) as its independent registered public accounting firm, effective on the same day. Enrome replaces Friedman LLP (“Friedman”), the former independent registered public accounting firm, which the Company dismissed on April 29, 2022. The appointment of Enrome was made after a careful consideration and evaluation process undertaken by the Company and was approved by the audit committee of the board of directors of the Company. The Company’s decision to make this change was not the result of any disagreement between the Company and Friedman on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure.

The reports of Friedman on the consolidated financial statements of the Company for the fiscal years ended December 31, 2019 and 2020 did not contain any adverse opinion or disclaimer of opinion and was not qualified or modified as to uncertainty, scope of accounting principles. In connection with the audits of the Company’s consolidated financial statements for the fiscal years ended December 31, 2019 and 2020, and in the subsequent interim period through April 29, 2022, there were no disagreements with Friedman on any matters of accounting principles or practices, financial statement disclosure or auditing scope and procedures which, if not resolved to the satisfaction of Friedman, would have caused Friedman to make reference to such matters in their reports. There were no reportable events (as that term is described in Item 304(a)(1)(v) of Regulation S-K) during the two fiscal years ended December 31, 2019 and 2020, or in the subsequent period through April 29, 2022.

The Company provided Friedman with a copy of the forgoing disclosure and requested Friedman to furnish the Company with a letter addressed to the Securities and Exchange Commission stating whether or not Friedman agrees with the above statements. A copy of Friedman’s letter, dated 29, 2022, is filed as Exhibit 99.1 to this Form 6-K.

During the two most recent fiscal years and in the subsequent interim period through April 29, 2022, the Company has not consulted with Enrome with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that would have been rendered on the Company’s consolidated financial statements, or any other matters set forth in Item 304(a)(2)(i) or (ii) of Regulation S-K.

EXHIBIT INDEX

Number	Description of Exhibit

99.1	Letter of Friedman LLP to the U.S. Securities and Exchange Commission dated April 29, 2022

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Sentage Holdings Inc.

Date: April 29, 2022	By:	/s/ Qiaoling Lu
Qiaoling Lu
Chief Executive Officer

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